Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com
John P. Falco john.falco@troutman.com

April 30, 2021

Via EDGAR
Ms. Alison White U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Re:	StoneCastle Financial Corp. 1940 Act File No. 811-22853

Dear Ms. White:

This letter addresses the written comments of the Commission’s staff (the “Staff”) provided on April 15, 2021 with respect to the preliminary proxy materials of StoneCastle Financial Corp. (the “Company”) filed with the Commission on April 9, 2021 pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934 (the “Preliminary Proxy Materials”).

The Staff’s comments are set forth below in italicized text followed by the Company’s response. Any capitalized terms that are used but not defined in the Company’s responses herein should be given the meaning ascribed to them in the Preliminary Proxy Materials.

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1.) We note the fund has submitted the second proposal for shareholder vote in each of the last 5 years. Please revise the discussion under Proposal 2 to address the outcomes of these prior votes including any investor outreach or other activities performed to understand why the proposal was not approved. Please disclose how the board considered these prior votes when determining the advisability of recommending the same proposal in subsequent years.

Response: Additional discussion regarding the prior results and the Board’s consideration with respect to Proposal 2 has been added in response to “Question: What are stockholders being asked to approve in Proposal 2?” The Board has considered that the Reorganization has been previously proposed and the results of these prior votes when determining to recommend the proposal in subsequent years. Proposal 2 is being resubmitted for stockholder consideration at the 2021 annual meeting of stockholders because the proposal failed to receive the affirmative vote of a majority of the Company’s outstanding shares entitled to vote at the 2020 annual

Ms. Alison White April 30, 2021 Page 2

meeting of shareholders and at previous meetings. Notwithstanding that over approximately 96% (2,270,025 shares) of shares voted at the 2020 annual meeting were voted “FOR” the proposal, the necessary majority of the outstanding shares was not achieved because approximately 58% (3,337,673) of shares present in person or by proxy were broker non-votes, which are not counted “FOR” or “AGAINST” the proposal. Results from prior years were substantially similar. Accordingly, while not approved by the necessary threshold, the overwhelming majority of those stockholders that voted on the proposal voted “FOR”. No expense associated with investor outreach or other stockholder solicitation activities has been incurred in connection with the Reorganization; however, the Board may incur such expenses in the future.

2.) Please confirm supplementally that holding a meeting by means of remote communication is consistent with applicable state law and the Fund's governing documents (with citation to the specific language in such documents).

Response: Confirmed. 8 Del. C. § 211(a)(2) permits that companies incorporated under Delaware law may conduct all-virtual shareholder meetings or virtual/in-person hybrid meetings, and the board of directors of such a company may authorize shareholders and proxyholders to participate in a shareholder meeting by means of remote communication, subject to any guidelines and procedures the board of directors sets forth.

3.) Please advise whether you contemplate any intentional changes to the meeting experience when compared to an in-person meeting. For example, will investors be able to ask questions and/or make statements to the same extent in a virtual meeting as in an in-person one?

Response: No intentional changes to the meeting experience are contemplated. The Company has arranged for the virtual meeting to be conducted in a manner that facilitates shareholder participation to substantially the same extent as in an in-person meeting.

4.) Please consider providing a technical assistance phone number for investors to use if they experience 'day of' problems logging on, hearing, or being heard, at the meeting.

Response: The Company has clarified in the proxy statement that the Investor Relations phone number provided to shareholders in the proxy statement may be used for technical assistance in connection with the virtual meeting.

5.) Please change "directors" to "nominees" in the heading Directors Serving Until 2024 Annual Meeting of Stockholders (Class II), if correct.

Response: The proxy statement has been revised as requested.

Ms. Alison White April 30, 2021 Page 3

6.) Similarly, please change "nominees" to "director" in the heading Nominees to Serve Until 2023 Annual Meeting of Stockholders (Class I), if correct.

Response: The proxy statement has been revised as requested.

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Please direct any questions concerning this letter to my attention at 215-981-4659 or, in my absence, to John M. Ford, Esq. at 215-981-4009.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Sanjai Bhonsle Patrick Farrell John M. Ford, Esq.